Exhibit 1.5

AMENDMENT TO MEMORANDUM OF ASSOCIATION

The shareholders of the Bank, by resolution passed at the 22nd Annual General Meeting held on July 21, 2016, have approved the amendment to the Memorandum of Association of the Bank:

The clause V of the Memorandum of Association, as amended, is as under:

Clause V -

‘The Capital of the Company is Rs. 650,00,00,000 (Rupees Six Hundred and Fifty Crore Only) divided into 325,00,00,000 (Three Hundred and Twenty Five Crore) Equity Shares of Rs. 2/- (Rupees Two) each with a power to increase or reduce the share capital’.